

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 14, 2018

<u>Via E-mail</u>
Dimitri Elkin
Chief Executive Officer
Twelve Seas Investment Company
25/28 Old Burlington Street
Mayfair, London, W1S 3AN

>   **Re: Twelve Seas Investment Company**
>   **Registration Statement on Form S-1**
>   **Filed June 1, 2018**
>   **File No. 333-225352**

Dear Mr. Elkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 1, 2018 letter.

<u>General</u>

1. We note your response to prior comment 4 where you state that EarlyBirdCapital is not committed to accept such shares in lieu of underwriting commissions and you are not committed to issue EarlyBirdCapital such shares until both parties sign the underwriting agreement. Please revise your disclosure throughout the prospectus to indicate the noncommittal nature of the 250,000 shares you may issue to EarlyBirdCapital in the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel, Office of
Information Technology and
Services

cc: Douglas S. Ellenoff
       Stuart Neuhauser
       Ellenoff Grossman & Schole LLP